SECURITIES  N

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

CM

SEC FILE NUMBER
8-66863

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: Constans Crescent Global LLC \DBA McMahan Securities Corporate Finance, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 West Putnam Avenue
(No. and Street)

Greenwich,	CT	06830-6086
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mr. Robert Peters (203) 618-3345
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name - *if individual, state last, first, middle name*)

60 Broad Street	New York	New York	10004
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert Peters, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Constans Crescent Global LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

My Commission Expires
May 31, 2013

Financial and Operations Principal
Title



Notary Public

This report ** contains (check applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REPORT PURSUANT TO RULE 17a-5(d) AND REPORT OF
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

CONSTANS CRESCENT GLOBAL LLC
(FORMERLY MCMAHAN SECURITIES CORPORATE FINANCE LLC)

December 31, 2009

CONTENTS



Audit • Tax • Advisory
Grant Thornton LLP
60 Broad Street, 24th Floor
New York, NY 10004-2306
T 212.422.1000
F 212.422.0144
www.GrantThornton.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Constans Crescent Global LLC

We have audited the accompanying statement of financial condition of Constans Crescent Global LLC (the "Company") as of December 31, 2009, and the related statements of operations, changes in member's capital, and cash flows for the year ended December 31, 2009, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Constans Crescent Global LLC as of December 31, 2009, and the results of its operations and its cash flows for the year ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

New York, New York
February 24, 2010

Constans Crescent Global LLC
(formerly McMahan Securities Corporate Finance LLC)

STATEMENT OF FINANCIAL CONDITION

December 31, 2009

ASSETS

Cash	$46,469
Other	2,878
Total assets	$49,347

LIABILITIES AND MEMBER'S CAPITAL

Accrued expenses and other	$ 9,885
Total liabilities	9,885
Member's capital	39,462
Total liabilities and member's capital	$49,347

The accompanying notes are an integral part of this statement.

Constans Crescent Global LLC
(formerly McMahan Securities Corporate Finance LLC)

STATEMENT OF OPERATIONS

Year ended December 31, 2009

Revenue	$ -
Expenses	
Professional fees	83,777
Occupancy	25,539
Other	6,745
Total expense	116,061
NET LOSS	$(116,061)

The accompanying notes are an integral part of this statement.

Constans Crescent Global LLC
(formerly McMahan Securities Corporate Finance LLC)

STATEMENT OF CHANGES IN MEMBER'S CAPITAL

Year ended December 31, 2009

Member's capital - January 1, 2009	$ 30,523
Capital contributions	125,000
Net loss	(116,061)
Member's capital - December 31, 2009	$ 39,462

The accompanying notes are an integral part of this statement.

Constans Crescent Global LLC
(formerly McMahan Securities Corporate Finance LLC)

STATEMENT OF CASH FLOWS

Year ended December 31, 2009

Cash flows from operating activities	
Net loss	$(116,061)
Adjustments to reconcile net loss to net cash used in operating activities	
Changes in	
Other	11,443
Accrued expenses and other	(14,509)
Net cash used in operating activities	(119,127)
Cash flows from financing activities	
Capital contributions	125,000
Net cash provided by financing activities	5,873
NET INCREASE IN CASH	5,873
Cash at beginning of year	40,596
Cash at end of year	$ 46,469

The accompanying notes are an integral part of this statement.

Constans Crescent Global LLC
(formerly McMahan Securities Corporate Finance LLC)

NOTES TO FINANCIAL STATEMENTS

December 31, 2009

NOTE A - ORGANIZATION

Constans Crescent Global LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company intends to engage primarily in undergoing private placements. The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph k(2)(i) of that Rule.

The sole member of the Company is also the controlling partner of McMahan Securities Co. L.P., an affiliate. The sole member provided capital contributions to support the Company for 2009.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. *Basis of Preparation*

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP")

2. *Cash*

Cash is held primarily at one major financial institution, which is a member of Federal Deposit Insurance Corporation ("FDIC"). At times, the amount of cash on deposit at this financial institution may exceed the FDIC insurance limit. The Partnership may be exposed to credit risk on any portion of cash that exceeds the FDIC insurance limit.

3. *Private Placements*

Fees from private placements are recognized when earned and are reflected in the statement of operations.

4. *Furniture, Equipment and Leasehold Improvements*

Furniture, fixtures, office equipment, and leasehold improvements are carried at cost. Depreciation of furniture, fixtures and office equipment is provided on the straight-line method over the estimated useful lives of the respective assets. Leasehold improvements are amortized over the remaining term of the lease.

NOTE B (continued)

5. *Use of Estimates*

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

6. *Income Taxes*

The Company is taxed as a LLC for U.S. federal income tax purposes. These taxes are the responsibility of the individual member. Accordingly, no income tax liability or expense has been recorded in the financial statements of the company.

In accordance with US GAAP, there are financial accounting and disclosure requirements for recognition and measurement of tax positions taken or expected to be taken on an income tax return. The Company has reviewed the tax positions and determined that the implementation did not have a material impact on the Company's financial statements or require additional disclosure.

NOTE C - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

In June 2009, the Financial Accounting Standards Board ("FASB") issued SFAS No. 167, newly codified as Accounting Standards Codification ("ASC") 810, "Amendments to FASB Interpretation No. 46(R)", ("SFAS No. 167"), which amends the consolidation guidance applicable to variable interest entities ("VIEs"). The amendments to the consolidation guidance affect all entities currently within the scope of FIN 46(R), as well as qualifying special-purpose entities ("QSPEs") that are currently excluded from the scope of FIN 46(R). SFAS No. 167 replaces the quantitative-based risks and rewards calculation for determining which enterprise, if any, has a controlling financial interest in a VIE with an approach focused on identifying which enterprise has the power to direct the activities of a VIE that most significantly impact the entity's economic performance and (1) the obligation to absorb losses of the entity or (2) the right to receive benefits from the entity. SFAS No. 167 is effective as of the beginning of the first fiscal year beginning after November 15, 2009. The Company is currently evaluating the impact, if any, that SFAS No. 167 would have on our financial condition, results of operations and cash flows upon adoption.

NOTE D - NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires that net capital, as defined, shall be the greater of $5,000 or 6-2/3% of aggregate indebtedness, as defined, of $9,885. At December 31, 2009, the Company had net capital of $36,584, which exceeded its requirement of $5,000 by $31,584.

NOTE E - RELATED PARTY TRANSACTIONS

The Company shares certain administrative and employee costs with related entities, pursuant to executed cost sharing agreements. These costs include information technology services, facility rental, and back-office employee compensation and benefits. On a regular basis, the Company reimburses McMahan Securities Co. LP, (the "Partnership"), a related party, for these costs incurred on behalf of the Company throughout the year. At December 31, 2009, the company had a related party payable of $2,535 and receivable of $2,878 outstanding.

NOTE F - SUBSEQUENT EVENTS

The Company has evaluated events and transactions that may have occurred since December 31, 2009 through February 24, 2009, the date the financial statements were available for issuance and has determined there were no subsequent events during the period.

SUPPLEMENTARY INFORMATION

Constans Crescent Global LLC
(formerly McMahan Securities Corporate Finance LLC)

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2009

Net capital	
Member's capital	$39,462
Deductions	
Nonallowable assets	
Other	(2,878)
Net capital before haircuts	36,584
Haircuts on securities	-
Net capital	36,584
Minimum net capital requirement - the greater of $659 (6-2/3% of aggregate indebtedness of $9,885) or $5,000	5,000
Excess of net capital	$31,584
Ratio of aggregate indebtedness to net capital	0.27 to 1
Schedule of aggregate indebtedness	
Accrued expenses and other	$ 9,885

There are no material differences between the above computation and the Company's corresponding unaudited Form X-17A-5 Part IIA filing as of December 31, 2009.